UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On May 24, 2012, the Board of Directors of Rosetta Genomics Ltd. (the “Company”) appointed Mr. Ron Kalfus, CPA as the Company’s Chief Financial Officer, effective as of May 24, 2012.

Prior to joining the Company, Mr. Kalfus served as the Chief Financial Officer and Treasurer of MabCure Inc, a publicly-traded biotechnology startup company in the field of early cancer detection using antibodies, from August 2008 to February 2012. From 2003 to 2007, Mr. Kalfus held various positions with Toys "R" Us, Inc., being responsible for the company’s financial reporting to the Securities and Exchange Commission and being responsible for the Toys "R" Us division’s annual budget. Prior to joining Toys "R" Us, Inc., Mr. Kalfus worked as an auditor for two large public accounting firms, specializing in audits of medium-sized enterprises as well as public companies. Mr. Kalfus is a Certified Public Accountant, and holds an MSc in Accounting from Fairleigh Dickinson University and a BBA in Finance from the University of Georgia.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 24, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer